                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                 USG CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)


                                    90329405
                                 (CUSIP Number)


                               JORG SCHANOW, LL.M.
                                 GENERAL COUNSEL
                     GEBR. KNAUF VERWALTUNGSGESELLSCHAFT KG
                                  AM BAHNHOF 7
                                  97346 IPHOFEN
                           FEDERAL REPUBLIC OF GERMANY
                                (49) 9323-31-1091
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 21, 2001
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

                         (Continued on following pages)

CUSIP NO. 90329405                 13D                         PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gebr. Knauf Verwaltungsgesellschaft KG
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    4,300,878
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,300,878
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,300,878
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

                              (Page 2 of 4 Pages)
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         This Amendment No. 1 (this "Amendment") amends and supplements the
Statement on Schedule 13D filed with the Securities and Exchange Commission by Knauf International GmbH ("Knauf International") on October 27, 2000 (the "Original Statement"). On June 21, 2001, Knauf International transferred to Gebr. Knauf Verwaltungsgesellschaft KG (the "Reporting Person") all of the shares of the Common Stock, par value $0.10 per share, of USG Corporation (the "Issuer") held by Knauf International. The Reporting Person and Knauf International are affiliated entities commonly owned and controlled by members of the Knauf family. Except as set forth in this Amendment, there are no changes to the information included in the Original Statement.

ITEM 2.       IDENTITY AND BACKGROUND.

         ITEM 2 IS AMENDED IN ITS ENTIRETY AS FOLLOWS:

         The Reporting Person is Gebr. Knauf Verwaltungsgesellschaft, a limited partnership organized under the laws of the Federal Republic of Germany. The Reporting Person is owned and controlled by members of the Knauf family. The principal business address of the Reporting Person and each of the members of the Knauf family is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. The principal business of the Reporting Person is acting as a holding company.

         The names of the general partners of the Reporting Person are Nikolaus Knauf and Baldwin Knauf. The principal occupation or employment of each of the foregoing individuals is as a managing director of various corporations and other entities owned and controlled by the members of the Knauf family. The principal business address of each of the foregoing individuals is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. Each of the foregoing individuals is a German citizen.

         During the last five years, none of the Reporting Person or any of their respective managing directors or general partners identified in this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Person or any of their respective managing directors or general partners identified in this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.









                               (Page 3 of 4 Pages)


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             June 26, 2001

                                             GEBR. KNAUF
                                             VERWALTUNGSGESELLSCHAFT KG


                                                /s/ Nikolaus Knauf
                                             ----------------------------------
                                                    Nikolaus Knauf
                                                    General Partner














                               (Page 4 of 4 Pages)